82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02013279

REGISTRANT'S NAME Westone Ventures Inc.

*CURRENT ADDRESS

PROCESSED

APR 1 5 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4890 FISCAL YEAR 11-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
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OICF/BY: dw

DATE : 3/15/02

12g3-2(b)
82-4890

AR/S
11-30-01

Westone Ventures Inc.

Financial Statements

Year ended November 30, 2001

Watson Aberant LLP
CHARTERED ACCOUNTANTS

MANAGEMENT RESPONSIBILITY STATEMENT

The management of Westone Ventures Inc. is responsible for preparing the financial statements, the notes to the financial statements and other financial information.

Management prepares the financial statements in accordance with Canadian generally accepted accounting principles. The financial statements are considered by management to present fairly the company's financial position and results of operations.

Management, in fulfilling its responsibilities, has developed and maintains a system of internal accounting controls designed to provide reasonable assurance that company assets are safeguarded from loss or unauthorized use, and that the records are reliable for preparing the financial statements.

The financial statements have been reported on by Watson Aberant LLP Chartered Accountants, the shareholders' auditors. Their report outlines the scope of their examination and their opinion on the financial statements.

Finance Manager

President

Watson Aberant LLP
CHARTERED ACCOUNTANTS

Watson Aberant LLP
CHARTERED ACCOUNTANTS

4212 - 98 Street
Edmonton, Alberta
T6E 6A1

Telephone (780) 438-5969
Fax: (780) 437-3918
Email: watson_aberant@canada.com

AUDITORS' REPORT

To: The Shareholders of
Westone Ventures Inc.

We have audited the balance sheet of Westone Ventures Inc. as at November 30, 2001, and the statements of operations, deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2001, and the results of its operations and the changes in its financial position for the year then ended in accordance with Canadian generally accepted accounting principles.

Watson Aberant L.L.P.

Edmonton, Alberta
January 29, 2002

Chartered Accountants

Westone Ventures Inc.
(Incorporated under the Business Corporations Act of Alberta)
Balance Sheet

As at November 30		2001		2000
ASSETS				
Current				
Cash	$	85,919	$	9,669
Goods and Services Tax recoverable		2,881		6,500
Deposits		-		101,894
		88,800		118,063
Investments (note 3)		-		337,891
	$	88,800	$	455,954
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	8,684	$	50,013
Advances from director (note 4)		587,564		346,799
		596,248		396,812
SHARE CAPITAL AND DEFICIT				
Share capital (note 5)		1,298,477		1,298,477
Deficit		(1,805,925)		(1,239,335)
		(507,448)		59,142
	$	88,800	$	455,954

Approved On Behalf Of The Board

Director:

Director

See accompanying notes

Watson Aberant LLP
CHARTERED ACCOUNTANTS

Westone Ventures Inc.
Statement of Operations

Year ended November 30	2001	2000
Revenue	$ -	$ -
Expenses		
Amortization of option costs	**65,553**	134,357
Office and occupancy costs	**28,564**	31,019
Travel	**25,516**	18,114
Professional fees	**20,630**	21,785
Listing fees	**15,841**	11,074
General and administrative	**1,402**	93,037
Interest and bank charges	**187**	153
	157,693	309,539
Loss from operations	**(157,693)**	(309,539)
Other expenses		
Write down of investments	**408,897**	728,866
Loss on sale of investment interest	**-**	26,713
	408,897	755,579
Loss for the year	**$ (566,590)**	$ (1,065,118)
Loss per share	**$ (0.035)**	$ (0.072)
Weighted average number of shares outstanding	**15,996,000**	14,698,814

See accompanying notes

Westone Ventures Inc.
Statement of Deficit

Year ended November 30	2001	2000
Deficit, beginning of year	**$ (1,239,335)**	$ (174,217)
Loss for the year	**(566,590)**	(1,065,118)
Deficit, beginning of year	**$ (1,805,925)**	$ (1,239,335)

See accompanying notes

Watson Aberant LLP
CHARTERED ACCOUNTANTS

Westone Ventures Inc.
Statement of Cash Flows

Year ended November 30	2001	2000
Cash flows from operating activities		
Cash paid to suppliers	$ (130,381)	$ (437,023)
Cash flows from investing activities		
Purchase of investments	(34,134)	(1,237,739)
Proceeds from sale of investment interest	-	517,896
	(34,134)	(719,843)
Cash flows from financing activities		
Advances from director	240,765	243,550
Issuance of share capital	-	499,847
	240,765	743,397
Increase (decrease) in cash	76,250	(413,469)
Cash, beginning of year	9,669	423,138
Cash, end of year	$ 85,919	$ 9,669

See accompanying notes

Watson Aberant LLP
CHARTERED ACCOUNTANTS

Year ended November 30, 2001

1. **Nature of operations**

Westone Ventures Inc. was incorporated under the Business Corporations Act of Alberta on November 19, 1993. The company is involved in securing equity financing with which it identifies, evaluates and invests in business or resource prospects. The company finances its resource investments by the issuance of securities to the extent such instruments are issuable under terms acceptable to the company.

The ability of the company to continue participating and realizing on projects, prospects or investments is dependent on the company being successful in obtaining debt or equity financing to meet their portion of future commitments.

2. **Significant accounting policies**

(a) **Exploration and Oil and Gas expenditures**

The company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable.

Exploration and development costs are capitalized on an individual project basis until such time as:

1) an economic resource body is defined or

2) the prospect is abandoned

Costs for the prospects that are abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped resource properties is dependent upon:

1. For prospects brought to production

   a) the determination of economically recoverable resource reserves
   b) confirmation of the company's interest in the underlying mineral claims
   c) the ability to obtain the necessary financing to complete their development and
   d) future profitable production;

2. For prospects sold

   Proceeds from the disposition thereof.

Depletion will be recorded based on estimated reserves when production of resources commences.

Watson Aberant LLP
CHARTERED ACCOUNTANTS

(b) **Loss per share**

The loss per share is calculated using the weighted-average number of common shares outstanding during the year. Fully diluted loss per share has not been presented since it is anti-dilutive.

(c) **Translation of foreign currencies**

Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange prevailing at the year-end. Investments have been translated at the rate of exchange prevailing at the date of acquisition. Revenue and expense items have been translated at the rate of exchange prevailing on the date of the transaction.

(d) **Use of estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

3. Investments

	As at November 30 2001	As at November 30 2000
	CAD$	CAD$
Option price and participation costs, net	-	211,132
North Tejon	-	41,195
Lokern	-	41,195
Mica	-	23,080
Brown Sugar	-	21,289
	-	337,891

The company entered into an agreement to acquire an option to acquire a 7.5% residual working interest (10% working interest before payout) in a series of Oil and Gas prospects/properties located in California. At the end of November 30, 2001, only two projects, Mica and Brown Sugar, remained.

Upon receipt of the option price (U.S. $150,000) the optionor (a Nevada company) granted an option to participate in and acquire a working interest in drilling prospects. The agreement allows the company to participate in a four-stage investment program to earn working interests in Oil and Gas prospect/properties. The optionor estimates making available five or more prospects per year to the company.

Stage one involved a non-refundable payment of the option price of U.S. $150,000 for a three year option life. In addition, the company must remit to the optionor its share of ongoing general and administrative expenses. For these payments, the company acquires the right to be made aware of, and to choose to participate in, the drilling prospects determined by the Nevada company.

Stage two requires the payment of prospect development costs for each prospect. With these costs the company participates in the costs of performing geological, geophysical, and seismic analysis of the prospect. This results in a determination as to the appropriateness of the prospect for drilling.

Stage three involves the payment of the company's share of drilling costs for each project for which the company decides to participate.

Stage four requires the payment of completion costs. These costs are used for the completion of the well and bringing the well into production.

Should the company participate and fund their share of all four st[illegible] a prospect/property, it would earn a seven and a half percent working inte[illegible] that

3. **Investments**, continued

property.

Should the company fail to pay its phase one payments the agreement can be terminated by the Nevada company. Should the company fail at any point to pay its share of phase two , three or four costs for a specific project it will lose its seven and a half percent working interest in that specific project.

During the year ended November 30, 2001 the company wrote off costs for all of the projects and their related participation costs. These projects have not yet resulted in the establishment of economically recoverable reserves.

At November 30, 2001, the company
- retains rights for the Brown Sugar project; and
- retains rights for the Mica project.

On both projects the company could be required to pay its proportionate share of future costs to retain these interests.

3. **Investments**, continued

	As at November 30 2001	As at November 30 2000
	US$	US$
Option price	**$ 75,000**	$ 75,000
Option participation costs	**172,836**	158,302
	247,836	233,302
Write off	**(112,926)**	-
Accumulated amortization	**(134,910)**	(90,728)
	-	142,574
Project costs - Abandoned projects		
North Tejon	**28,000**	-
Lokern	**28,000**	-
Mica	**65,539**	-
Brown Sugar	**15,537**	-
Sequoia	**19,199**	-
	156,275	-
Write off	**(156,275)**	-
	-	-
Project costs - In progress		
North Tejon	**-**	28,000
Lokern	**-**	28,000
Mica	**-**	15,000
Brown sugar	**-**	14,011
	-	85,011
Balance, end of the year	**$ -**	$ 227,585

Watson Aberant LLP
CHARTERED ACCOUNTANTS

3. **Investments**, continued

Option Price and Option Participation Costs

Option price was paid to acquire the right to participate in and to earn working interests (10% before payout; 7.5% after payout) in various Oil and Gas prospects made available by the optionor.

Option Participation Costs were ongoing costs (including general and administrative expenses) required to retain participation in the various prospects. The total of Option Price and Option Participation Costs is amortized on straight-line basis over the life of the option.

During the year, the management has determined that the option would not provide economic benefits to the company and therefore, it has reached a conclusion to write off all of the remaining option price and option participation costs.

Project Costs for Abandoned Projects

These project costs were written-off because the projects were considered abandoned by management.

4. **Advances from director**

The advances from director are due on demand and are non-interest bearing. As the director has indicated that he does not intend to demand repayment in the next twelve months, the advances have been classified as long-term.

5. **Share capital**

Authorized
Unlimited number of common voting shares
Unlimited number of preferred non-voting shares

	Number	Amount
Issued		
Issuance of common shares; December 18, 1993 ($0.10 per share)	**750,000**	$ 75,000
Issuance of common shares; public offering, July 7, 1994 ($0.20 per share less issue costs)	**1,000,000**	160,690
Issuance of common shares; private offering, July 13, 1998 ($0.20 per share)	**1,275,000**	255,000
Issuance of common shares; exercise of options; July 28, 1998 ($0.20 per share)	**175,000**	35,000
	3,200,000	525,690
Stock split - three for one; November 30, 1998	**6,400,000**	-
Balance at November 30, 1998	**9,600,000**	525,690
Issuance of common shares; exercise of options; April 20, 1999 ($0.0666 per share)	**198,000**	13,200
Issuance of common shares; exercise of options; August 20, 1999 ($0.0666 per share)	**25,000**	1,665
Issuance of common shares; exercise of options; November 17, 1999 ($0.0666 per share)	**50,000**	3,330
Issuance of common shares; exercise of warrants; November 10, 1999 ($0.0666 per share)	**3,825,000**	254,745
Balance at November 30, 1999	**13,698,000**	798,630
Issuance of common shares; private placement; June 1, 2000 ($0.24 per share)	**2,000,000**	480,000
Issuance of common shares; exercise of options; November 30, 2000 ($0.0666 per share)	**298,000**	19,847
Balance at November 30, 2000 and November 30, 2001	**15,996,000**	$ 1,298,477

The company follows the accounting policy of reducing the proceeds from the issue of new shares by the costs directly related to the issuance.

5. **Share capital**, continued

The 2,250,000 (750,000 prior to 3:1 split) common shares issued on December 18, 1993 are to be held in escrow and may be released only in accordance with the provisions of Alberta Securities Commission Policy 4.11. Certain common shares issued as part of the public offering may be held in escrow and may be released only in accordance with the provisions of Alberta Securities Commission Policy 4.11.

The preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

The Corporation has established The Corporation's Stock Option Plan. To this plan, the Corporation has reserved a number of common shares equal to 10 percent of the shares issued and outstanding from time to time. The plan provides that the terms of the option and option price shall be fixed by the directors, subject to the price restrictions and other requirements imposed by the Alberta Stock Exchange ("ASE"). On November 29, 1999 the ASE became the Canadian Venture Exchange.

At the June 26, 1998 annual shareholders meeting a stock split of three new shares for one old share was approved. This split applied to all shares, options, and warrants outstanding as at November 30, 1998.

The Corporation has entered into a Directors' and Management Stock Option Agreementon August 17, 1998. This agreement granted to the officers and directors an option to purchase 750,000 (250,000 prior to 3:1 split) shares at a price of $0.0667 (0.20 prior to 3:1 split) per share. A total of 571,000 options were exercised in 1999 and 2000. The remaining 179,000 options will expire August, 2003.

On June 1, 2000, through private placement, the company issued 2,000,000 units at $0.24 per unit, with each unit consisting of one common share and one warrant to purchase an additional common share at $0.32/share if exercised on or before the expiration of two years from the date of the warrants, $0.37/share in the third, $0.42/share in the fourth, and $0.47/share in the fifth year from the date of the warrants.

On December 28, 2000 the company entered into a Stock Option Agreement with its directors. This agreement, subject to the company's Stock Option Plan, granted to two directors an irrevocable option to purchase common shares in their capacity as directors and officers of the company. Each optionee may purchase 762,300 common shares at $0.10 per share. The option expires on December 28, 2005.

There were no changes in share capital for the year ended November 30, 2001.

Year ended November 30, 2001

6. **Income taxes**

For income tax purposes, the company has losses carried forward amounted to $537,885, which can be applied to reduce future years' taxable income. The losses expire in 2008.

7. **Related party transactions**

During the period the company paid fees for the following services to related parties:

General and administrative services	$ 1,400
Occupancy costs	$25,700

The parties are related to the company by virtue of common management. These transactions have been recorded in these financial statements at their exchange amounts.

8. **Subsequent events**

On December 1, 2001, the company purchased 100 common shares of West One Properties Inc. for $100 and assumed a loan owing by West One Properties Inc. to its previous shareholder for an amount estimated not to exceed $1,400. The loan will be determined by the accounting advisors of West One Properties Inc. and is due on demand without interest until such demand. Interest will be computed at bank prime rate + 2% from the date of demand until the date of payment.

9. **Financial instruments**

Financial instruments consist of recorded amounts of accounts payable and accruals and advances from director which will result in future cash outlays.

The carrying values of the financial instruments noted above approximate their fair values.